

First Quarterly Report

Three months ended April 30, 2003











MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on i) earnings before net interest of the manufacturing segments, income taxes and discontinued operations (EBIT) and ii) earnings (loss) before income taxes and discontinued operations (EBT). These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

HIGHLIGHTS

- In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) for total net proceeds of $1.2 billion. The net proceeds will be used for working capital and general corporate purposes.
- The divestiture of the recreational products segment is progressing as expected. A Confidential Information Memorandum was sent out to qualified interested parties during the second week of May. The Corporation expects to complete the sale in the second half of the current fiscal year. In addition, the Corporation completed the sale of Belfast City Airport for a total consideration of $77.7 million (£35 million) after the end of the quarter.
- The reduction in the wind-down portfolios under management is proceeding as planned at Bombardier Capital (BC). The wind-down portfolios under management were reduced by $1.2 billion or 23% in this quarter compared to January 31, 2003.
- In April 2003, Bombardier Transportation signed contracts as part of the Metronet consortia for the supply of rolling stock, signalling, maintenance and project management for the modernization of the London Underground. The value of the contracts is approximately $7.9 billion (£3.4 billion) over 15 years.
- Following the end of the quarter, Bombardier Aerospace signed a contract with US Airways for the delivery of 60 Bombardier* CRJ200* and 25 Bombardier* CRJ705*, for a total value of approximately $3.2 billion. Deliveries are scheduled to begin in the fourth quarter of the current fiscal year. The contract also included 90 reconfirmable orders and 100 options.


BOMBARDIER

BOMBARDIER

Experience the Extraordinary

EFFECT OF EXCHANGE RATE FLUCTUATIONS

The Corporation is exposed to exchange rate fluctuations, mainly arising from the U.S. dollar and the euro. During the first quarter of fiscal year 2004, the U.S. dollar and the euro weakened compared to the Canadian dollar. The main impact of these changes on the interim consolidated financial statements and on the following Management's Discussion and Analysis was to reduce the balance sheet items as at April 30, 2003 denominated in U.S. dollars, mainly in the aerospace and Bombardier Capital (BC) segments, and in euros, mainly in the transportation segment.

In addition, the average exchange rate of the euro compared to the Canadian dollar increased for the current quarter of the fiscal year compared to the corresponding period last year, whereas the average exchange rate of the U.S. dollar decreased. Accordingly, the results of operations, expressed in Canadian dollars, of the European subsidiaries, mainly in the transportation segment, were positively impacted, while the results of operations denominated in U.S. dollars, mainly in the aerospace segment, were negatively impacted.

The exchange rates used to translate items denominated in U.S. dollars and in euros were as follows:

	Balance Sheets		Income Statements	
	As at April 30, 2003	As at January 31, 2003	**Three months ended April 30, 2003**	Three months ended April 30, 2002
U.S. dollars	**1.4335**	1.5290	**1.4825**	1.5883
Euros	**1.6033**	1.6421	**1.6030**	1.3939

CONSOLIDATED RESULTS

On April 3, 2003, the Corporation announced its plan to sell the recreational products segment. Accordingly, the results of operations, cash flows and financial position of Bombardier Recreational Products are reported as discontinued operations. The results of operations of the recreational products segment are presented as a single line item on a retroactive basis in the Corporation's interim consolidated statements of income.

Consolidated revenues amounted to $4.9 billion for the first quarter ended April 30, 2003, compared to $5.1 billion for the same period the previous year. This decrease in revenues is mainly due to lower revenues in the aerospace segment, partially offset by higher revenues in the transportation segment.

EBIT reached $170.6 million for the three-month period ended April 30, 2003, compared to an EBIT of $300.6 million for the same period last year. Lower EBIT in the aerospace segment more than offset higher EBIT in the transportation segment.

Net interest expense of the aerospace and transportation segments increased to $44.8 million for the quarter ended April 30, 2003 from $31.4 million for the quarter ended April 30, 2002. The increase in net interest expense results mainly from higher average net assets and a higher interest rate environment in Canada.

As a result, EBT for the three-month period ended April 30, 2003, was $125.8 million, or 2.5% of revenues, compared to an EBT of $269.2 million, or 5.3% of revenues, for the same period last year.

The Corporation's income taxes for continuing operations totalled $43.7 million for the first quarter of the current fiscal year, compared to $89.9 million for the same period last year. The effective consolidated income tax rate for continuing operations for the Corporation's worldwide operations for the three months ended April 30, 2003 was 34.7%, compared to 33.4% for the same period the previous year.

Net income from continuing operations was $82.1 million, or $0.05 per share, for the first quarter of the current fiscal year, compared to $179.3 million, or $0.13 per share, for the first quarter last year.

Net loss from discontinued operations totalled $1.4 million for the three months ended April 30, 2003, compared to net income of $17.9 million for the three months ended April 30, 2002. Discontinued operations include revenues of $507.4 million for the three-month period ended April 30, 2003, compared to $445.1 million for the same period last year. This increase in revenues is mainly due to higher watercraft, all-terrain vehicle and outboard engine sales. The decrease in net income is due to a higher level of sales incentives for snowmobiles, mainly the result of a change in the timing of recognition of sales concessions under a newly adopted accounting principle and a different product mix resulting from higher outboard engine and ATV sales compared to last year.

Net income was $80.7 million, or $0.05 per share, for the three months ended April 30, 2003, compared to $197.2 million, or $0.14 per share, for the same period last year.

As at April 30, 2003, the order backlog was $48.8 billion, compared to $44.4 billion as at January 31, 2003, and $44.9 billion as at April 30, 2002. The increase in backlog is mainly due to the Metronet consortia order received in the transportation segment, partially offset by a decrease in the backlog in the aerospace segment.

BOMBARDIER AEROSPACE

During the year ended January 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition, non-recurring costs, including for prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior period financial statements, including the interim consolidated financial statements for the three-month period ended April 30, 2002.

Bombardier Aerospace's segmented revenues amounted to $2.4 billion for the three-month period ended April 30, 2003, compared to $2.7 billion for the same period the previous year. The reduction in revenues is mainly due to the decline in business aircraft deliveries and a lower effective exchange rate for the U.S. dollar, partially offset by higher deliveries of regional jets.

EBIT for the first quarter ended April 30, 2003 was $53.8 million, or 2.3% of revenues, compared to an EBIT of $211.7 million, or 8.0% of revenues, for the same period the previous year. The decrease in EBIT margin is primarily explained by a different mix of aircraft deliveries, arising mainly from lower deliveries of business aircraft due to continuing difficult economic conditions and higher deliveries of 40- and 44-seat regional aircraft. EBIT margin for the current quarter was also impacted by the continued softness of the used aircraft market.

Net interest expense amounted to $60.8 million for the quarter ended April 30, 2003, compared to $53.7 million for the quarter ended April 30, 2002. Net interest expense increased for this period mainly due to higher average net assets and a higher interest rate environment.

As a result, EBT amounted to negative $7.0 million for the quarter ended April 30, 2003, compared to an EBT of $158.0 million for the same period last year.

Most of the severance and other involuntary termination costs associated with the 3,000 layoffs announced on March 5, 2003 are expected to be recorded during the remainder of the current fiscal year.

The aerospace firm order backlog totalled $17.1 billion as at April 30, 2003, compared to $18.7 billion as at January 31, 2003, and $23.0 billion as at April 30, 2002 (including $1.6 billion, $1.7 billion and $1.6 billion respectively for Defence Services), reflecting higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $260.0 million, relating to a lower exchange rate of the U.S. dollar compared to the Canadian dollar. This backlog does not include the order received in May 2003 from US Airways for the delivery of 60 Bombardier CRJ200 and 25 Bombardier CRJ705. The 85 firm orders include the transfer of 36 Bombardier* CRJ* firm orders held by GE Capital Aviation Services, for a net backlog increase of 49 aircraft.

Business Aircraft

The deliveries detailed in the following table include the aircraft sold to customers of the Bombardier* Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet.

	Three months ended April 30, 2003	Three months ended April 30, 2002
Bombardier* Learjet* 31A	**-**	1
Bombardier Learjet 45	**7**	9
Bombardier Learjet 60	**2**	5
Bombardier* Challenger* 604	**4**	6
Bombardier* Global Express*	**3**	7
TOTAL	**16**	28

During the three-month period ended April 30, 2003, deliveries of business aircraft decreased compared to the corresponding period last year. The continuing weakness in the U.S. economy negatively impacted the business aircraft market.

Bombardier Flexjet Program

As at April 30, 2003, the Bombardier Flexjet program included 111 aircraft in service in North America, compared to 110 aircraft as at January 31, 2003. The number of customers with a flight time entitlement decreased to 687 as at April 30, 2003, compared to 714 as at January 31, 2003. The increase in the number of customers exiting the program is consistent with the overall market for fractional ownership.

Bombardier Business Aircraft Completions

The wide-body aircraft completions were as follows:

	Three months ended April 30, 2003	Three months ended April 30, 2002
Bombardier Challenger 604	**3**	7
Bombardier Global Express	**13**	6
TOTAL	**16**	13

Regional Aircraft

Bombardier Aerospace delivered the following regional aircraft:

	Three months ended April 30, 2003	Three months ended April 30, 2002
Bombardier CRJ200	**34**	24
Bombardier* CRJ700*	**11**	7
Bombardier* CRJ900*	**1**	-
Bombardier* Q300*	**1**	2
Bombardier* Q400*	**-**	4
TOTAL	**47**	37

The increase in regional aircraft deliveries was primarily due to higher Bombardier CRJ200 and Bombardier CRJ700 deliveries, partially offset by reduced turboprop deliveries. In addition, the strike by unionized employees at the Montréal and Mirabel facilities, which occurred from April 15, 2002 to May 5, 2002, also impacted deliveries during the three months ended April 30, 2002.

Regional aircraft orders

	Orders	Cancellations	Three months ended April 30, 2003 Net orders	Three months ended April 30, 2002 Net orders
Bombardier CRJ200	-	-	-	5
Bombardier CRJ700	1	(1)	-	-
Bombardier CRJ900	-	-	-	-
Bombardier* Q100/200*	1	-	1	-
Bombardier Q300	-	-	-	-
Bombardier Q400	17	-	17	-
TOTAL	19	(1)	18	5

During the three months ended April 30, 2003, Bombardier Aerospace signed an agreement with a U.K. carrier for 17 Bombardier Q400 turboprops. Deliveries are scheduled to begin in the second quarter of fiscal year 2004.

As at April 30, 2003, Bombardier Aerospace's firm order backlog, options and conditional orders for regional aircraft consisted of the following:

	Aircraft on firm order	Options and conditional orders or letters of agreement	Total
Bombardier CRJ200	215	788	1,003
Bombardier CRJ700	96	302	398
Bombardier CRJ900	23	62	85
Bombardier Q100/200	1	1	2
Bombardier Q300	7	27	34
Bombardier Q400	24	69	93
TOTAL	366	1,249	1,615

Amphibious Aircraft

There were no Bombardier* 415* turboprop amphibious aircraft delivered during the three-month periods ended April 30, 2003 and 2002.

BOMBARDIER TRANSPORTATION

For the first quarter ended April 30, 2003, Bombardier Transportation's segmented revenues amounted to $2.4 billion, compared to $2.3 billion for the first quarter of the previous year. The increase in revenues in this quarter is mainly due to the strengthening of the euro, which had an impact of approximately $250.0 million, partially offset by lower revenues following the completion of the Virgin contract in fiscal year 2003, and a lower level of activities on certain major contracts in North America.

EBIT amounted to $92.2 million, or 3.8% of revenues, for the first quarter ended April 30, 2003, compared to $68.3 million, or 3.0% of revenues, for the same period last year. The increase is mainly due to the strengthening of the euro compared to the Canadian dollar.

Net interest income decreased to $16.0 million for the quarter ended April 30, 2003 from $22.3 million for the quarter ended April 30, 2002. This decrease in net interest income is mainly attributable to higher average net assets, partly offset by a higher interest rate environment.

As a result, EBT amounted to $108.2 million, or 4.5% of revenues, for the first quarter ended April 30, 2003, compared to $90.6 million, or 3.9% of revenues, for the same period last year.

The value of Bombardier Transportation's order backlog, in billions of dollars, was as follows at:

	April 30, 2003	January 31, 2003	April 30, 2002
Manufacturing operations	$ 24.9	$ 19.8	$ 17.2
Service businesses	6.8	5.9	4.7
TOTAL	$ 31.7	$ 25.7	$ 21.9

The increase in the value of the backlog as at April 30, 2003 compared to January 31, 2003 reflects order intake of $9.2 billion during the three-month period ended April 30, 2003 (including the order from Metronet consortia for the London Underground), partly offset by an approximately $800.0-million negative adjustment relating to the weakening of the euro versus the Canadian dollar as at April 30, 2003 compared to January 31, 2003.

During the first three months of fiscal year 2004, Bombardier Transportation received the following major new orders:

Client	Product	Number of cars	Value (in millions of dollars)
Metronet for the London Underground (U.K.)	Supply of rolling stock, signalling, maintenance, refurbishing and project management	1,738	$ 7,930.0[1]
Local Transport Authority of Lower Saxony (Germany)	Locomotives and double-deck passenger cars	8 locos, 40 DDs	$ 212.0
Luxembourg Railways	Double-deck passenger cars	85	$ 195.0

[1] Including $1.5 billion for maintenance.

BOMBARDIER CAPITAL

The following table presents total assets under management before allowance for credit losses:

(millions of dollars)	As at April 30, 2003 (unaudited)			As at January 31, 2003		
	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total
Continued portfolios						
Inventory finance	$ 2,779.6	$ –	$ 2,779.6	$ 2,953.6	$ –	$ 2,953.6
Commercial aircraft						
Interim financing	501.3	–	501.3	848.8	–	848.8
Long-term leasing	466.1	–	466.1	451.0	–	451.0
	967.4	–	967.4	1,299.8	–	1,299.8
Industrial equipment	100.3	–	100.3	115.2	–	115.2
Total continued portfolios	3,847.3	–	3,847.3	4,368.6	–	4,368.6
Wind-down portfolios						
Business aircraft						
Loans and finance leases	1,067.1	–	1,067.1	1,221.3	–	1,221.3
Used aircraft	700.5	–	700.5	815.0	–	815.0
	1,767.6	–	1,767.6	2,036.3	–	2,036.3
Receivable factoring	316.2	–	316.2	1,039.4	–	1,039.4
Railcar leasing	57.0	967.7	1,024.7	61.1	1,017.8	1,078.9
Manufactured housing	390.3	–	390.3	434.1	–	434.1
Consumer finance	286.6	114.4	401.0	342.3	138.0	480.3
Other	185.2	33.2	218.4	233.8	40.5	274.3
Total wind-down portfolios	3,002.9	1,115.3	4,118.2	4,147.0	1,196.3	5,343.3
TOTAL	$ 6,850.2	$ 1,115.3	$ 7,965.5	$ 8,515.6	$ 1,196.3	$ 9,711.9

Assets under management before allowance for credit losses amounted to $8.0 billion as at April 30, 2003, compared to $9.7 billion as at January 31, 2003. This 18.0% decrease was primarily due to the continued reduction of the wind-down portfolios and, in particular, the receivable factoring portfolio, as well as a decline in the commercial aircraft interim financing portfolio. In addition, a stronger Canadian dollar relative to the U.S. dollar also contributed approximately $500.0 million to the decrease in assets under management.

Average assets under management amounted to $9.2 billion for the quarter ended April 30, 2003, compared to $12.1 billion for the quarter ended April 30, 2002. This decrease is mainly due to the reduction in the receivable factoring portfolio and other wind-down portfolios and to a stronger Canadian dollar relative to the U.S. dollar.

For the first quarter ended April 30, 2003, BC's segmented revenues amounted to $217.0 million, or 2.3% (9.2% on an annualized percentage basis) of average assets under management, compared to $192.0 million, or 1.6% (6.4% on an annualized percentage basis) for the quarter ended April 30, 2002. The segmented revenues for the same quarter last year do not include the securitized inventory finance portfolios, which were accounted for off-balance sheet. The increase in revenues is mainly due to the additional revenues from the securitized floorplan receivable portfolios and from a higher spread, partially offset by a declining interest rate environment in the U.S.

BC's EBT amounted to $24.6 million, or 11.3% of revenues, for the quarter ended April 30, 2003, compared to an EBT of $20.6 million, or 10.7% of revenues, for the same period last year. This increase in profitability is mainly due to a decrease in non-interest expenses.

The loan-to-value ratio of the third-party business aircraft loans and finance leases portfolio was 96.5% as at April 30, 2003, compared to 92.3% as at January 31, 2003.

BC services manufactured housing portfolios in public securitization vehicles amounting to $1.9 billion as at April 30, 2003 ($2.1 billion as at January 31, 2003).

FINANCIAL POSITION

Bombardier

Consolidated assets for the manufacturing segments amounted to $20.9 billion as at April 30, 2003, compared to $20.8 billion as at January 31, 2003.

Receivables increased by $235.8 million as at April 30, 2003, compared to January 31, 2003, mainly due to lower factoring of receivables with BC, partially offset by the weakening of the U.S. dollar and the euro.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Total inventories as at April 30, 2003 were $5.7 billion, compared to $5.3 billion as at January 31, 2003, for an increase of $468.8 million. This increase is mainly due to the normal build-up of inventory in the early part of the year in the aerospace segment. Advances and progress billings in excess of related costs, shown as liabilities, amounted to $3.3 billion as at April 30, 2003, compared to $3.8 billion as at January 31, 2003. Total advances and progress billings amounted to $8.1 billion as at April 30, 2003, compared to $8.4 billion as at January 31, 2003. The variation is mainly due to lower advances in the aerospace segment.

Accounts payable and accrued liabilities amounted to $7.8 billion as at April 30, 2003, compared to $8.5 billion as at January 31, 2003. This decrease was mainly due to a lower level of activities and the weakening of the euro and the U.S. dollar compared to the Canadian dollar.

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting), at a price of $3.25 for total net proceeds of $1.2 billion.

BC

The portfolios of on-balance sheet finance receivables and assets under operating leases before allowance for credit losses amounted to $6.9 billion as at April 30, 2003, compared to $8.5 billion as at January 31, 2003. This decrease is mainly due to the continued reduction in the wind-down portfolios and a decrease in the commercial aircraft interim financing portfolio. It also arose from a stronger Canadian dollar relative to the U.S. dollar for an amount of approximately $450.0 million.

BC's financial leverage, determined as the ratio of on- and off-balance sheet debt to shareholders' equity and subordinated debt from Bombardier was 5.3 to 1 as at April 30, 2003 and 6.5 to 1 as at January 31, 2003.

CASH FLOW INFORMATION

Bombardier

Cash flows used in operations amounted to $1.7 billion for the first quarter ended April 30, 2003, compared to $568.7 million for the first quarter ended April 30, 2002, a year-over-year change of $1.1 billion. The change is mainly due to an increase in receivables and used business aircraft inventory, following the discontinuance of certain financing activities with BC, and a decrease in total advances received and accounts payable and accrued liabilities.

Net investment in property, plant and equipment was $65.2 million for the first quarter ended April 30, 2003, compared to $129.4 million for the first quarter ended April 30, 2002.

As a result, Bombardier's free cash flows, defined as cash flows from operating activities less additions to property, plant and equipment net of disposals, amounted to negative $1.7 billion for the first quarter of the current fiscal year, compared to negative $698.1 million for the first quarter of last year. This is mainly due to the discontinuance of the receivable factoring and used business aircraft financing activities with BC and lower total advances and accounts payable and accrued liabilities. Bombardier's free cash flows are typically negative during the early part of the year, mainly due to the cyclical build-up of net segmented assets during this period.

Bombardier repaid advances to BC amounting to $210.5 million in the first quarter ended April 30, 2003 compared to $72.2 million for the corresponding period last year.

Cash flows from financing activities amounted to $1.8 billion for the first quarter ended April 30, 2003, compared to $1.2 billion for the first quarter ended April 30, 2002. Cash flows from financing activities in the current year reflect the issuance of 370 million Class B Shares (Subordinate Voting) for net proceeds of $1.2 billion and an increase in short-term borrowings of $624.1 million.

As a result of the above items, Bombardier's short-term borrowings less cash and cash equivalents amounted to $528.4 million as at April 30, 2003, compared to cash and cash equivalents less short-term borrowings of $361.0 million as at January 31, 2003.

BC

Cash flows from operating activities amounted to $12.0 million for the first quarter ended April 30, 2003, compared to $75.8 million for the first quarter of the previous year. Positive cash flows from operations for the first quarters ended April 30, 2003 and 2002 result mainly from cash flows generated by operations, before the net changes in non-cash balances related to operations.

Cash flows from investing activities amounted to $1.2 billion for the first quarter ended April 30, 2003, compared to $45.7 million for the first quarter of the previous year. The change is mainly due to a net decrease in finance receivables and assets under operating leases for the quarter ended April 30, 2003, due to the continued reduction in the wind-down portfolios, compared to a net increase for the quarter ended April 30, 2002.

Cash flows used in financing activities amounted to $754.7 million for the first quarter ended April 30, 2003, compared to cash flows from financing activities of $55.0 million for the first quarter ended April 30, 2002. Cash flows used in financing activities for the quarter ended April 30, 2003 reflect the repayment of long-term debt and short-term borrowings of $267.9 million and $486.8 million respectively.

As a result of the above items, BC's cash and cash equivalents amounted to $842.6 million as at April 30, 2003, compared to $301.2 million as at January 31, 2003.

CAPITAL RESOURCES

Total committed credit facilities as at April 30, 2003 were $7.8 billion for Bombardier and $3.2 billion for BC, 63% of which have maturities of two years or more. Of the total committed credit facilities for Bombardier and BC, $2.4 billion and $1.7 billion respectively, were available as at April 30, 2003. Taking into consideration $1.3 billion of cash and cash equivalents, the Corporation had a total of $5.3 billion of short-term capital resources as at April 30, 2003.

Total availability under Bombardier's lines of credit decreased by $961.6 million during the quarter ended April 30, 2003, and cash and cash equivalents decreased by $314.9 million, for a decrease in short-term capital resources of $1.3 billion. This decrease is mainly due to the free cash flow used during the first quarter of fiscal year 2004, cash flows used in discontinued operations, the repayment of advances to BC and an increase in the amount of letters of credit issued under Bombardier credit facilities, partially offset by the net proceeds of $1.2 billion from the issuance of 370 million Class B Shares (Subordinate Voting).

BC's availability under lines of credit increased by $317.4 million during the first quarter ended April 30, 2003, and cash and cash equivalents increased by $541.4 million, for a net increase in short-term capital resources of $858.8 million. This net increase results mainly from the continued reduction in the wind-down portfolios and a decrease in the commercial aircraft interim financing portfolio, partially offset by the repayment of $250.0 million of debentures, which matured in February 2003.

In March 2003, the Corporation entered into amendment agreements with its lenders under its two main syndicated credit facilities, providing that the ratio of total debt, defined essentially as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents, to total capitalization (total debt as defined, plus shareholders' equity and subordinated debt) must not exceed 70% as at April 30, 2003, 60% as at July 31 and October 31, 2003, and 50% as at January 31, 2004 and thereafter at each quarter end. As at April 30, 2003, the Corporation was in compliance with this financial covenant.

The Corporation considers that its current credit facilities and expected capital resources will enable the implementation of its planned investment programs, development of new products, support of the growth of its activities, payment of dividends and all other expected financial requirements.

CREDIT EVENTS

Certain of the Corporation's financial commitments include provisions that could become effective in the event of the Corporation undergoing rating downgrades. As a result of certain downgrades in the credit rating of the Corporation's unsecured indebtedness in March 2003, the Corporation may be required to provide certain of its customers with letters of credit, surety bonds or other forms of security to secure the performance of its manufacturing obligations under aircraft or transportation equipment purchase agreements. Accordingly, the Corporation's availability under its credit facilities may be reduced. In order to limit the impact of these events on the Corporation's capital resources, the Corporation is currently in discussions with these customers regarding the amount of security required. The maximum value of the security instruments which the Corporation may be required to provide is $630.2 million under existing agreements.

A rating downgrade below investment grade could result in the reimbursement of advances amounting to $315.4 million in the aerospace segment. In addition, the Corporation may be required to repurchase at fair value ($41.9 million as at April 30, 2003) the call option related to $430.0 million ($300.0 million US) Putable/Callable notes due in 2013, should the call holder elect early termination. The Putable/Callable notes would become repayable at the next coupon reset date immediately following such a downgrade.

Certain securitization agreements include provisions that could require the wind-down of securitization conduits from normal course collection in the event of a rating downgrade, which may require the Corporation to replace these sources of financing. As a result of the March 2003 downgrades, Dominion Bond Rating Services Limited reviewed the performance and the credit quality of $200.0 million of certain BC securitization conduits. Following this review, additional collateral was provided and the rating level at which the wind-down of the conduits could be triggered has been amended to a lower level. Also, a rating downgrade below investment grade could result in the wind-down of $286.7 million ($200.0 million US) of Bombardier securitization conduits ($81.0 million outstanding as at April 30, 2003).

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com

Un exemplaire en français sera expédié sur demande auprès du Service des affaires publiques.

BOMBARDIER INC.

Consolidated Balance Sheets

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**April 30, 2003**	January 31, 2003	**April 30, 2003**	January 31, 2003	**April 30, 2003**	January 31, 2003
		(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Assets							
Cash and cash equivalents		**$ 1,245.0**	$ 1,014.3	**$ 402.4**	$ 713.1	**$ 842.6**	$ 301.2
Receivables		**2,509.4**	2,259.6	**2,329.8**	2,094.0	**179.6**	165.6
Finance receivables	4	**5,546.6**	7,013.3	**-**	-	**5,546.6**	7,013.3
Assets under operating leases	5	**1,169.3**	1,350.9	**-**	-	**1,169.3**	1,350.9
Inventories	6	**5,732.4**	5,263.6	**5,732.4**	5,263.6	**-**	-
Property, plant and equipment		**5,164.7**	5,385.9	**5,041.7**	5,238.5	**123.0**	147.4
Goodwill		**3,197.5**	3,244.9	**3,197.5**	3,244.9	**-**	-
Investment in and advances to/from BC		**-**	-	**1,367.5**	1,286.7	**-**	69.1
Other assets		**2,232.9**	2,216.8	**1,604.3**	1,661.6	**628.6**	555.2
Assets held for sale	3	**1,252.9**	1,260.1	**1,252.9**	1,260.1	**-**	-
		$ 28,050.7	$ 29,009.4	**$ 20,928.5**	$ 20,762.5	**$ 8,489.7**	$ 9,602.7
Liabilities							
Short-term borrowings	7	**$ 2,539.2**	$ 2,563.6	**$ 955.3**	$ 380.8	**$ 1,583.9**	$ 2,182.8
Advances to/from Bombardier		**-**	-	**-**	69.1	**111.4**	-
Accounts payable and accrued liabilities		**8,055.5**	8,898.5	**7,828.6**	8,490.7	**226.9**	407.8
Advances and progress billings in excess of related costs		**3,337.9**	3,816.0	**3,337.9**	3,816.0	**-**	-
Long-term debt	8	**8,242.7**	8,811.6	**2,955.2**	3,099.0	**5,287.5**	5,712.6
Other liabilities		**1,379.2**	1,346.1	**1,355.3**	1,333.3	**23.9**	12.8
Liabilities related to assets held for sale	3	**703.9**	832.6	**703.9**	832.6	**-**	-
		24,258.4	26,268.4	**17,136.2**	18,021.5	**7,233.6**	8,316.0
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**65.0**	65.0	**65.0**	65.0	**-**	-
Series 3: 9,402,093		**235.0**	235.0	**235.0**	235.0	**-**	-
Series 4: 9,400,000		**235.0**	235.0	**235.0**	235.0	**-**	-
Common shares							
Issued and outstanding:							
Class A: 342,019,138 (342,020,138 as at January 31, 2003)		**47.3**	47.3	**47.3**	47.3	**-**	-
Class B: 1,405,967,780 (1,035,666,780 as at January 31, 2003)	9	**2,072.0**	869.1	**2,072.0**	869.1	**-**	-
Retained earnings		**1,132.8**	1,132.5	**1,132.8**	1,132.5	**-**	-
Deferred translation adjustment		**5.2**	157.1	**5.2**	157.1	**-**	-
Investment in BC		**-**	-	**-**	-	**1,256.1**	1,286.7
		3,792.3	2,741.0	**3,792.3**	2,741.0	**1,256.1**	1,286.7
		$ 28,050.7	$ 29,009.4	**$ 20,928.5**	$ 20,762.5	**$ 8,489.7**	$ 9,602.7

Commitments and contingencies	12

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars, except per share amounts)

		Bombardier Inc. consolidated		***Bombardier***		***BC***	
	Notes	**2003**	2002 (restated - note 1)	**2003**	2002 (restated - note 1)	**2003**	2002
Revenues		**$ 4,939.2**	$ 5,063.0	**$ 4,808.1**	$ 4,964.2	**$ 217.0**	$ 192.0
Cost of sales and operating expenses		**4,540.2**	4,593.4	**4,475.2**	4,508.5	**150.9**	178.1
Depreciation and amortization		**239.9**	213.1	**186.9**	175.7	**53.0**	37.4
Interest expense		**48.3**	33.6	**48.3**	33.6	**-**	-
Other income		**(15.0)**	(46.3)	**(3.5)**	(2.2)	**(11.5)**	(44.1)
Net income from BC		**-**	-	**(15.4)**	(12.5)	**-**	-
		4,813.4	4,793.8	**4,691.5**	4,703.1	**192.4**	171.4
Income from continuing operations before income taxes		**125.8**	269.2	**116.6**	261.1	**24.6**	20.6
Income tax expense		**43.7**	89.9	**34.5**	81.8	**9.2**	8.1
Net income from continuing operations		**82.1**	179.3	**82.1**	179.3	**15.4**	12.5
Income (loss) from discontinued operations - net of tax	3	**(1.4)**	17.9	**(1.4)**	17.9	**-**	-
Net income	10, 11	**$ 80.7**	$ 197.2	**$ 80.7**	$ 197.2	**$ 15.4**	$ 12.5
Earnings per share:	10, 11						
Basic							
From continuing operations		**$ 0.05**	$ 0.13				
From discontinued operations		**-**	0.01				
		0.05	0.14				
Diluted							
From continuing operations		**$ 0.05**	$ 0.13				
From discontinued operations		**-**	0.01				
		0.05	0.14				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars)

	Notes		***Bombardier Inc. consolidated***		
			2003		2002
Balance at beginning of period - previously reported		**$**	**1,132.5**	$	2,785.3
Effect of changes in accounting policies for aerospace programs	1		**-**		(753.9)
Balance at beginning of period - restated			**1,132.5**		2,031.4
Net income			**80.7**		197.2
Dividends:					
Preferred shares			**(7.7)**		(6.3)
Common shares			**(39.9)**		(63.3)
Share issue costs, net of tax	9		**(32.8)**		(5.1)
Other			**-**		(0.7)
Balance at end of period		**$**	**1,132.8**	$	2,153.2

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2003**	2002 (restated - note 1)	**2003**	2002 (restated - note 1)	**2003**	2002
Operating activities							
Net income from continuing operations		**$ 82.1**	$ 179.3	**$ 82.1**	$ 179.3	**$ 15.4**	$ 12.5
Non-cash items:							
Depreciation and amortization		**239.9**	213.1	**186.9**	175.7	**53.0**	37.4
Net income from BC		**-**	-	**(15.4)**	(12.5)	**-**	-
Provision for credit losses	4	**28.7**	26.1	**-**	-	**28.7**	26.1
Deferred income taxes		**30.3**	47.3	**23.8**	46.2	**6.5**	1.1
Gain on disposals of property, plant and equipment		**(10.1)**	-	**(10.1)**	-	**-**	-
Net changes in non-cash balances related to operations		**(2,041.2)**	(958.7)	**(1,949.6)**	(957.4)	**(91.6)**	(1.3)
Cash flows from operating activities		**(1,670.3)**	(492.9)	**(1,682.3)**	(568.7)	**12.0**	75.8
Investing activities							
Additions to property, plant and equipment		**(183.2)**	(134.4)	**(181.8)**	(131.4)	**(1.4)**	(3.0)
Disposals of property, plant and equipment		**138.9**	2.1	**116.6**	2.0	**22.3**	0.1
Net investment in finance receivables		**1,093.9**	160.5	**-**	-	**1,093.9**	160.5
Additions to assets under operating leases		**(30.8)**	(765.3)	**-**	-	**(30.8)**	(765.3)
Disposals of assets under operating leases		**105.1**	486.2	**-**	-	**105.1**	486.2
Investment in and advances to/from BC		**-**	-	**(210.5)**	(72.2)	**210.5**	72.2
Other		**(198.6)**	84.1	**(15.7)**	(10.9)	**(182.9)**	95.0
Cash flows from investing activities		**925.3**	(166.8)	**(291.4)**	(212.5)	**1,216.7**	45.7
Financing activities							
Net variation in short-term borrowings	7	**137.3**	125.4	**624.1**	61.2	**(486.8)**	64.2
Issuance of long-term debt		**-**	872.2	**-**	872.2	**-**	-
Repayment of long-term debt	8	**(279.4)**	(20.3)	**(11.5)**	(11.1)	**(267.9)**	(9.2)
Issuance of shares, net of related costs	9	**1,170.1**	235.4	**1,170.1**	235.4	**-**	-
Dividends paid		**(7.7)**	(6.3)	**(7.7)**	(6.3)	**-**	-
Cash flows from financing activities		**1,020.3**	1,206.4	**1,775.0**	1,151.4	**(754.7)**	55.0
Effect of exchange rate changes on cash and cash equivalents		**113.4**	(158.2)	**46.0**	(169.6)	**67.4**	11.4
Cash flows from continuing operations		**388.7**	388.5	**(152.7)**	200.6	**541.4**	187.9
Cash flows from discontinued operations	3	**(162.2)**	(152.9)	**(162.2)**	(152.9)	**-**	-
Net increase (decrease) in cash and cash equivalents		**226.5**	235.6	**(314.9)**	47.7	**541.4**	187.9
Cash and cash equivalents at beginning of period		**1,043.0**	462.8	**741.8**	462.8	**301.2**	-
Cash and cash equivalents at end of period [(1)]		**$ 1,269.5**	$ 698.4	**$ 426.9**	$ 510.5	**$ 842.6**	$ 187.9

[(1)] Includes the following:

Cash and cash equivalents related to:							
- Continuing operations		**$ 1,245.0**	$ 666.8	**$ 402.4**	$ 478.9	**$ 842.6**	$ 187.9
- Discontinued operations	3	**24.5**	31.6	**24.5**	31.6	**-**	-
		$ 1,269.5	$ 698.4	**$ 426.9**	$ 510.5	**$ 842.6**	$ 187.9

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the first quarter ended April 30, 2003
(All figures for the periods ended April 30, 2003 and 2002 and as at April 30, 2003 are unaudited)
(Tabular figures in millions of Canadian dollars except share capital, share options and per share amounts)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their continuing operations in three distinct segments (aerospace, transportation and financial services/real estate), each one characterized by a specific operating cycle. The operations of the recreational products segment are presented as discontinued operations. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the interim consolidated financial statements.

The following describes the columns shown in these financial statements.

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's two continuing manufacturing segments (aerospace and transportation) and the activities of the recreational products segment, which are presented on a discontinued basis. These segments and activities are grouped and referred to as "Bombardier." Intercompany transactions and balances within this column have been eliminated, whereas intercompany transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.

BC

The BC column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated, whereas intercompany transactions and balances between BC and Bombardier have not been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies for impairment of long-lived assets and the disposal of long-lived assets and discontinued operations described in note 2. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2003.

The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The Corporation generally invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace segment. This investment in non-cash balances related to operations is typically reduced in the fourth quarter, as a result of higher sales occurring in this quarter.

During the year ended January 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition, non-recurring costs, including prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior-year financial statements and are described in detail in the Corporation's annual report for fiscal year 2003. In addition to the reclassification described in note 3, certain reclassifications have been made to prior periods to conform to current reporting. The most significant change relates to the reclassification of certain sales concessions to customers of Bombardier products between revenues and cost of sales and operating expenses.

2. CHANGES IN ACCOUNTING POLICIES

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002, the Accounting Standards Board (AcSB) issued new accounting recommendations related to the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The Corporation early adopted these new recommendations, effective February 1, 2003. The adoption of the new recommendations had no material impact on the Corporation's interim consolidated financial statements and is not expected to have a material impact on the Corporation's Consolidated Financial Statements for the year ending January 31, 2004.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Also in December 2002, the AcSB issued new accounting recommendations providing accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale, and presentation and disclosure for discontinued operations. The Corporation early adopted these new recommendations, effective February 1, 2003. The adoption of these new recommendations had no material impact on the Corporation's interim consolidated financial statements and is not expected to have a material impact on the Corporation's Consolidated Financial Statements for the year ending January 31, 2004.

3. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On April 3, 2003, the Corporation announced its plan to sell the recreational products segment. Accordingly, the results of operations, cash flows and financial position of the recreational products segment have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item on these interim consolidated financial statements. The Corporation expects to complete the sale of the recreational products segment in the second half of the current fiscal year.

The results of discontinued operations for the periods ended April 30, presented in the accompanying interim consolidated statement of income, were as follows:

		2003		2002
		(unaudited)		(unaudited)
Revenues	**$**	**507.4**	$	445.1
Cost of sales and operating expenses		**488.3**		398.3
Depreciation and amortization		**11.9**		12.9
Interest expense and other income		**9.3**		7.2
		509.5		418.4
Income (loss) before income taxes	**$**	**(2.1)**	$	26.7
Income tax expense (recovery)		**(0.7)**		8.8
Income (loss) from discontinued operations	**$**	**(1.4)**	$	17.9

The net cash from discontinued operations for the periods ended April 30, presented in the accompanying interim consolidated statements of cash flows, were as follows:

		2003		2002
		(unaudited)		(unaudited)
Operating activities	**$**	**(148.4)**	$	(153.4)
Investing activities		**(7.1)**		(4.0)
Financing activities		**—**		—
Effect of exchange rate changes on cash and cash equivalents		**(6.7)**		4.5
Cash flows from discontinued operations	**$**	**(162.2)**	$	(152.9)

In addition, the Corporation is in the process of selling the Defence Services unit and, subsequent to the end of the quarter, sold the Belfast City Airport unit of its aerospace segment. The assets and liabilities of these units, as well as those of the recreational products segment, have been segregated in the accompanying interim consolidated balance sheets and are reported as "Assets held for sale" and "Liabilities related to assets held for sale."

The assets held for sale and the related liabilities were as follows:

			April 30, 2003 (unaudited)
	Recreational Products	**Defence Services and Belfast City Airport**	**Total**
Assets			
Cash and cash equivalents	$ 24.5	$ —	$ 24.5
Receivables	95.3	17.8	113.1
Inventories	573.4	6.9	580.3
Property, plant and equipment	349.4	100.9	450.3
Other assets	83.3	1.4	84.7
	$ 1,125.9	$ 127.0	$ 1,252.9
Liabilities			
Accounts payable and accrued liabilities	$ 488.8	$ 92.9	$ 581.7
Long-term debt	3.4	—	3.4
Other liabilities	100.4	18.4	118.8
	$ 592.6	$ 111.3	$ 703.9

			January 31, 2003
	Recreational Products	Defence Services and Belfast City Airport	Total
Assets			
Cash and cash equivalents	$ 28.7	$ —	$ 28.7
Receivables	70.3	19.3	89.6
Inventories	554.3	3.7	558.0
Property, plant and equipment	373.1	112.0	485.1
Other assets	97.9	0.8	98.7
	$ 1,124.3	$ 135.8	$ 1,260.1
Liabilities			
Accounts payable and accrued liabilities	610.5	66.0	676.5
Long-term debt	3.5	—	3.5
Other liabilities	105.6	47.0	152.6
	$ 719.6	$ 113.0	$ 832.6

4. FINANCE RECEIVABLES

BC's finance receivables were as follows:

	April 30, 2003	January 31, 2003
	(unaudited)	
Continued portfolios		
Inventory finance	$ 2,779.6	$ 2,953.6
Commercial aircraft		
Interim financing	501.3	785.9
Long-term leasing	141.7	135.7
	643.0	921.6
Industrial equipment	46.8	58.9
	3,469.4	3,934.1
Allowance for credit losses	(42.5)	(45.1)
Total continued portfolios	3,426.9	3,889.0
Wind-down portfolios		
Business aircraft	1,067.1	1,221.3
Receivable factoring	316.2	1,039.4
Manufactured housing [1]	390.3	434.1
Consumer finance	286.6	342.3
Other	151.3	193.5
	2,211.5	3,230.6
Allowance for credit losses	(91.8)	(106.3)
Total wind-down portfolios	2,119.7	3,124.3
	$ 5,546.6	$ 7,013.3

[1] In addition, manufactured housing portfolios in public securitization vehicles amounting to $1,887.3 million as at April 30, 2003 ($2,096.1 million as at January 31, 2003) were serviced by BC.

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the three months ended April 30 were as follows:

	2003	2002
	(unaudited)	(unaudited)
Balance at beginning of period	$ 151.4	$ 273.3
Provision for credit losses	28.7	26.1
Amounts charged off – net of recoveries	(45.8)	(48.5)
Balance at end of period	$ 134.3	$ 250.9

Impaired finance receivables amounted to $19.9 million and $188.3 million as at April 30, 2003 for the continued and wind-down portfolios respectively ($39.8 million and $217.5 million as at January 31, 2003). Repossessed assets held for sale amounted to $27.0 million and $30.5 million as at April 30, 2003 and January 31, 2003 respectively.

5. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	April 30, 2003		January 31, 2003	
	Cost	**Net book value**	Cost	Net book value
	(unaudited)	**(unaudited)**		
Continued portfolios				
Commercial aircraft	**$ 405.7**	**$ 324.4**	$ 453.4	$ 378.2
Industrial equipment	**71.9**	**53.5**	73.0	56.3
	477.6	**377.9**	526.4	434.5
Wind-down portfolios				
Business aircraft	**799.2**	**700.5**	907.1	815.0
Freight cars	**75.4**	**57.0**	79.5	61.1
Other	**56.3**	**33.9**	71.4	40.3
	930.9	**791.4**	1,058.0	916.4
	$ 1,408.5	**$ 1,169.3**	$ 1,584.4	$ 1,350.9

6. INVENTORIES

	April 30, 2003	January 31, 2003
	(unaudited)	
Raw materials and work in process	**$ 131.5**	$ 247.4
Aerospace programs	**2,647.1**	2,184.1
Long-term contracts	**1,550.1**	1,707.5
Finished products	**1,403.7**	1,124.6
	$ 5,732.4	$ 5,263.6

Costs incurred and accrued margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $5,375.5 million and $3,594.8 million respectively, as at April 30, 2003 ($5,210.4 million and $3,274.6 million as at January 31, 2003). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $6,471.0 million and $1,640.0 million as at April 30, 2003 ($6,543.6 million and $1,865.8 million as at January 31, 2003), of which $2,645.6 million and $692.3 million respectively represent a liability disclosed as advances and progress billings in excess of related costs as at April 30, 2003 ($3,040.7 million and $775.3 million as at January 31, 2003).

7. SHORT-TERM BORROWINGS

	April 30, 2003	January 31, 2003
	(unaudited)	
Bombardier	**$ 955.3**	$ 380.8
BC	**1,583.9**	2,182.8
	$ 2,539.2	$ 2,563.6

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios on a quarterly basis, a condition which had been met as at April 30, 2003 and January 31, 2003.

Bombardier

Bombardier's credit facilities and borrowings, as well as their rates and maturities, were as follows:

						April 30, 2003 (unaudited)
Credit facilities	**Committed**	**Amounts drawn [1]**	**Letters of credit drawn**	**Available**	**Period-end rate**	**Average rate for the period**	**Maturity**
European	$ 6,012.4	$ 335.3	$ 3,647.7	$ 2,029.4	2.7%	2.5%	2004-2008
North American	1,750.0	620.0	783.4	346.6	3.9%	3.4%	2004-2006
	$ 7,762.4	$ 955.3	$ 4,431.1	$ 2,376.0			

[1] The foreign currency components of the amounts drawn were €75.0 million and $150.0 million US for the European facility.

							January 31, 2003
Credit facilities	Committed	Amounts drawn [1]	Letters of credit drawn	Available	Year-end rate	Average rate for the year	Maturity
European	$ 6,158.7	$ 380.8	$ 3,574.0	$ 2,203.9	3.1%	3.1%	2004-2008
North American	1,750.0	—	616.3	1,133.7	—	2.9%	2004-2006
	$ 7,908.7	$ 380.8	$ 4,190.3	$ 3,337.6			

[1] The foreign currency component of the amounts drawn was €195.0 million for the European facility.

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $485.0 million as at April 30, 2003, compared to $505.1 million as at January 31, 2003. Bombardier also had $832.6 million of outstanding letters of credit as at April 30, 2003 ($900.2 million as at January 31, 2003). These letters of credit are in addition to the outstanding letters of credit shown in the above tables.

The amounts drawn under the credit facilities included commercial paper borrowings, with maturities of up to one month, amounting to $20.0 million as at April 30, 2003 (three months and $380.0 million as at January 31, 2003).

BC

BC's credit facilities and their rates and maturities were as follows:

						April 30, 2003 (unaudited)
Credit facilities	**Committed**	**Amounts drawn [1]**	**Available**	**Period-end rate**	**Average rate for the period**	**Maturity**
Revolving lines	$ 1,903.5	$ 315.4	$ 1,588.1	1.9%	1.9%	2004-2006
Bank loans	43.0	25.7	17.3	4.2%	4.5%	2004
Other	43.7	—	43.7	—	4.6%	2004
	1,990.2	341.1	1,649.1			
Securitized floorplan	1,254.0	1,242.8	11.2	1.6%	1.6%	2004
	$ 3,244.2	$ 1,583.9	$ 1,660.3			

[1] The foreign currency components of the amounts drawn were $220.0 million US for the revolving lines, various western European currencies for an equivalent Canadian dollar amount of $25.7 million for the bank loans, and $777.1 million US for the securitized floorplan.

Credit facilities		Committed		Amounts drawn [1]		Available	Year-end rate	Average rate for the year	Maturity
									January 31, 2003
Revolving lines	$	1,999.0	$	726.7	$	1,272.3	2.0%	2.1%	2004-2006
Bank loans		152.9		139.1		13.8	2.9%	3.0%	2004
Other		45.6		—		45.6	—	4.8%	2004
		2,197.5		865.8		1,331.7			
Securitized floorplan		1,328.2		1,317.0		11.2	1.5%	1.9%	2004
	$	3,525.7	$	2,182.8	$	1,342.9			

[1] The foreign currency components of the amounts drawn were $473.2 million US for the revolving lines, $50.0 million US and various western European currencies for an equivalent Canadian dollar amount of $62.7 million for the bank loans, and $777.1 million US for the securitized floorplan.

The amounts drawn under the credit facilities included no commercial paper borrowings as at April 30, 2003 ($726.7 million as at January 31, 2003).

8. LONG-TERM DEBT

During the first quarter ended April 30, 2003, BC repaid at maturity debentures amounting to $250.0 million.

9. SHARE CAPITAL

On April 17, 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 per share. The net proceeds from this isue, amounted to $1,169.7 million.

10. SHARE-BASED PLANS

During the three-month period ended April 30, 2003, the Corporation did not grant any options (4,845,000 options for the three-month period ended April 30, 2002) to purchase Class B Shares (Subordinated Voting) to key employees and directors. The weighted average grant date fair value of options granted during the three-month period ended April 30, 2002 amounted to $5.10.

The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months ended April 30	
	2003	2002
	(unaudited)	(unaudited)
Risk-free interest rate	—	5.43%
Expected life	—	6 years
Expected volatility in the market price of the shares	—	28.0%
Expected dividend yield	—	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, pro forma net income and pro forma earnings per share would have been as follows:

		Three months ended April 30	
		2003	2002
		(unaudited)	(unaudited)
Net income			(restated - note 1)
	- as reported	**$ 80.7**	$ 197.2
	- pro forma	**$ 78.7**	$ 196.7
Earnings per share			
Basic	- as reported	**$ 0.05**	$ 0.14
	- pro forma	**$ 0.05**	$ 0.14
Diluted	- as reported	**$ 0.05**	$ 0.14
	- pro forma	**$ 0.05**	$ 0.14

The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

11. EARNINGS PER SHARE

Basic and diluted earnings per share for the three-months ended April 30 were as follows (the number of shares and options are expressed in thousands):

	2003	2002
	(unaudited)	(unaudited) (restated - note 1)
Net income from continuing operations	**$ 82.1**	$ 179.3
Preferred share dividends, after tax	**(7.7)**	(7.0)
Net income from continuing operations available to common shareholders	**74.4**	172.3
Income (loss) from discontinued operations	**(1.4)**	17.9
Net income available to common shareholders	**$ 73.0**	$ 190.2
Weighted average number of common shares outstanding	**1,435,957**	1,371,414
Net effect of stock options	**806**	17,116
Weighted average diluted number of common shares outstanding	**1,436,763**	1,388,530
Earnings per share from continuing operations		
Basic	**$ 0.05**	$ 0.13
Diluted	**$ 0.05**	$ 0.13
Earnings per share from discontinued operations		
Basic	**$ —**	$ 0.01
Diluted	**$ —**	$ 0.01
Earnings per share		
Basic	**$ 0.05**	$ 0.14
Diluted	**$ 0.05**	$ 0.14

For the three-month periods ended April 30, 2003 and 2002, a total of 37,886 and 15,168 stock options respectively were excluded from the calculation of diluted earnings per share, since the exercise price of these options exceeded the average market value of the Corporation's Class B Shares (Subordinated Voting) for the respective periods.

There were 40,214 and 41,347 options issued and outstanding as at April 30, 2003 and January 31, 2003 respectively.

12. COMMITMENTS AND CONTINGENCIES (all amounts presented are undiscounted)

Aircraft sales

a) Credit and residual value guarantees

In connection with the sale of aircraft, Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are issued for the benefit of certain customers or providers of financing to customers. The maximum credit risk as at April 30, 2003 from these guarantees, maturing in different periods up to 2022, was $1,059.9 million ($1,049.4 million as at January 31, 2003).

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees and the period in which they can be exercised:

	April 30, 2003 (unaudited)	January 31, 2003
Less than 1 year	$ 4.9	$ 4.9
1 – 5 years	139.3	107.4
6 – 10 years	613.4	618.1
11 – 15 years	919.2	969.7
Thereafter	1,207.3	1,171.0
	$ 2,884.1	$ 2,871.1

The provisions and liabilities recorded in connection with the credit and residual value guarantee exposure, available to offset potential claims, totalled $974.4 million as at April 30, 2003 ($918.7 million as at January 31, 2003).

The following table summarizes the Corporation's exposure and net benefit of underlying aircraft and securities related to financing support provided in connection with existing aircraft deliveries:

	April 30, 2003		January 31, 2003	
	Exposure (unaudited)	Related net benefit (unaudited)	Exposure	Related net benefit
Maximum credit risk	$ 1,059.9	$ 300.6	$ 1,049.4	$ 356.3
Maximum residual value guarantee	2,884.1	2,124.8	2,871.1	2,172.6
Mutually exclusive exposure[1]	(838.5)	(330.6)	(818.2)	(365.4)
Maximum combined exposure	3,105.5	—	3,102.3	—
Provisions and liabilities	(974.4)	—	(918.7)	—
Maximum off-balance sheet exposure	2,131.1	$ 2,094.8	2,183.6	$ 2,163.5
Related net benefit	(2,094.8)		(2,163.5)	
Net exposure	$ 36.3		$ 20.1	

[1] Certain of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, must not be added together to calculate the combined maximum exposure.

The net benefit of underlying aircraft and securities represents the estimated value of the aircraft, based on independent third-party evaluations, and aircraft and securities available to mitigate the Corporation's exposure under the guarantees, in addition to the provisions and liabilities already recorded.

b) Credit and residual value guarantees – future sales

Bombardier is also committed to providing credit and residual value guarantees for future sales of aircraft on firm order. As at April 30, 2003, the amount of the committed credit guarantees was $664.7 million ($655.2 million as at January 31, 2003). The committed residual value guarantees and the periods in which they can be exercised are as follows:

	April 30, 2003 (unaudited)	January 31, 2003
Less than 1 year	**$ —**	$ —
1 – 5 years	**4.1**	—
6 – 10 years	**10.1**	4.0
11 – 15 years	**83.0**	90.3
Thereafter	**1,039.1**	1,253.3
	$ 1,136.3	$ 1,347.6

The amount to be deducted in computing the future total maximum combined exposure from credit and residual value guarantees is $562.9 million as at April 30, 2003 ($635.3 million as at January 31, 2003).

Any provision in relation to the credit and residual value guarantees for future sales will be recorded at the time of the corresponding sale of aircraft.

c) Trade-in options

In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their used aircraft at a predetermined amount and during a predetermined period, conditional upon purchase of a new aircraft.

The Corporation's commitment to purchase used aircraft was as follows:

	April 30, 2003 (unaudited)	January 31, 2003
Less than 1 year	**$ 1,714.7**	$ 2,125.9
1 – 3 years	**804.4**	1,016.3
4 – 5 years	**194.5**	149.2
Thereafter	**271.6**	294.8
	$ 2,985.2	$ 3,586.2

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to earnings. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. As at April 30, 2003 and January 31, 2003, the Corporation recorded $26.8 million and $29.5 million respectively of provisions related to anticipated losses on trade-in options, based on the likelihood that these options will be exercised. In addition, the Corporation had a provision of $48.7 million as at April 30, 2003 ($91.3 million as at January 31, 2003) related to trade-in commitments in connection with firm orders for new aircraft.

d) Fractional ownership put options

Under the Bombardier* Flexjet* fractional ownership program, customers purchase fractional shares of an aircraft. The Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value within a period of five years from the date of purchase. As at April 30, 2003, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $808.6 million ($985.3 million as at January 31, 2003).

In addition, certain customers can trade in their fractional shares of aircraft for a fractional share of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for a fractional share of a larger model, was $145.9 million as at April 30, 2003 ($151.6 million as at

January 31, 2003). The Corporation recorded $34.5 million of provisions as at April 30, 2003 ($32.1 million as at January 31, 2003), attributable to anticipated losses on purchase commitments at predetermined amounts.

e) Financing commitments

The Corporation has committed to providing financing in relation to orders on hand, which, net of third-party financing already arranged, amounted to $4.5 billion as at April 30, 2003 ($5.2 billion as at January 31, 2003). These commitments are provided under certain terms and conditions, and are related to aircraft on firm order, scheduled for delivery through fiscal year 2006. These commitments have scheduled expiration dates.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly related to freight cars, used aircraft and transportation equipment, which, in most instances, were simultaneously leased to operators. The total residual value guarantees related to these transactions amounted to $280.1 million as at April 30, 2003 ($299.4 million as at January 31, 2003).

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $110.1 million as at April 30, 2003 ($117.4 million as at January 31, 2003).

Other guarantees

In connection with the sale of certain transportation and recreational products, Bombardier provides credit guarantees of lease payments. The credit risk from these guarantees, maturing in different periods up to 2020, totalled $70.0 million as at April 30, 2003 ($74.5 million as at January 31, 2003). In addition, at the expiry date of certain financing and lease agreements, the Corporation provided residual value guarantees totalling $169.3 million as at April 30, 2003 ($180.4 million as at January 31, 2003), mainly related to the transportation segment. These residual value guarantees are mostly exercisable in 2014.

In addition, the Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. As at April 30, 2003, the Corporation's commitment to repurchase equipment amounted to $240.8 million ($261.7 million as at January 31, 2003). Of this amount, $212.9 million ($233.4 million as at January 31, 2003) relates to one agreement whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing provider, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure.

In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and, therefore, it is not possible to estimate the Corporation's potential liability under these indemnities.

Litigations

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

13. SEGMENT DISCLOSURE

The Corporation operates in three reportable segments described below. Prior to the Corporation's decision to sell the recreational products segment and classify its activities as discontinued operations, the Corporation operated in four reportable segments. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, development, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including maintenance and spare parts services and customer training. Furthermore, it offers the Bombardier Flexjet fractional ownership program.

The transportation segment is the world leader in the rail equipment manufacturing and servicing industry. It designs, develops, manufactures and sells passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls systems and provides rail control solutions.

The capital segment (BC) includes financial services and real estate activities. The financial services segment offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also services the wind-down portfolios described in note 4. The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the year ended January 31, 2003, except for the changes in accounting policies described in note 2. Management evaluates performance based on income or loss before income taxes. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Net corporate interest costs are allocated to the manufacturing segments and discontinued operations based on their net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment and discontinued operations based on their net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in and advances to/from BC, assets held for sale and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Most corporate office charges are allocated to each segment and discontinued operations based on revenues.

The table containing detailed segmented data is shown on the following page.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

SEGMENT DISCLOSURE

(unaudited, except for January 31, 2003 figures)
For the three months ended April 30
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2003	2002 (restated- note1)	**2003**	2002 (restated- note1)	**2003**	2002	**2003**	2002
External revenues	**$ 4,939.2**	$ 5,063.0	**$ 2,384.3**	$ 2,655.6	**$ 2,423.8**	$ 2,308.6	**$ 131.1**	$ 98.8
Intersegment revenues	**-**	-	**-**	-	**5.6**	5.5	**85.9**	93.2
Segmented revenues	**4,939.2**	5,063.0	**2,384.3**	2,655.6	**2,429.4**	2,314.1	**217.0**	192.0
Cost of sales and operating expenses	**4,540.2**	4,593.4	**2,228.1**	2,325.8	**2,252.7**	2,188.2	**150.9**	178.1
Depreciation and amortization	**239.9**	213.1	**102.4**	118.1	**84.5**	57.6	**53.0**	37.4
Interest expense (income) and other income	**33.3**	(12.7)	**60.8**	53.7	**(16.0)**	(22.3)	**(11.5)**	(44.1)
	4,813.4	4,793.8	**2,391.3**	2,497.6	**2,321.2**	2,223.5	**192.4**	171.4
Income (loss) from continuing operations before income taxes	**$ 125.8**	$ 269.2	**$ (7.0)**	$ 158.0	**$ 108.2**	$ 90.6	**$ 24.6**	$ 20.6
Additions to property, plant and equipment and intangible assets	**$ 183.2**	$ 134.4	**$ 85.3**	$ 111.0	**$ 96.5**	$ 20.4	**$ 1.4**	$ 3.0

As at	**April 30, 2003**	January 31, 2003	**April 30, 2003**	January 31, 2003	**April 30, 2003**	January 31, 2003	**April 30, 2003**	January 31, 2003
Net segmented assets	**$ 6,221.1**	$ 4,670.5	**$ 4,208.4**	$ 3,250.8	**$ 756.6**	$ 133.0	**$ 1,256.1**	$ 1,286.7
Accounts payable and accrued liabilities	**7,828.6**	8,490.7						
Advances and progress billings in excess of related costs	**3,337.9**	3,816.0						
Accrued benefit liability and other	**1,178.1**	1,185.6						
Advances to BC	**111.4**	-						
Deferred income taxes	**596.1**	626.5						
Cash and cash equivalents	**402.4**	713.1						
Assets held for sale	**1,252.9**	1,260.1						
Total assets – Bombardier	**20,928.5**	20,762.5						
Investment in and advances to BC	**(1,367.5)**	(1,286.7)						
Advance from BC	**-**	(69.1)						
Total assets – BC	**8,489.7**	9,602.7						
Total assets – Bombardier Inc. consolidated	**$ 28,050.7**	$ 29,009.4						